

Mail Stop 3030

July 28, 2016

Via E-mail
Leonardo Del Vecchio
Executive Chairman
Luxottica Group S.p.A
Piazzale L. Cadorna 3,
Milan 20123, Italy

> **Re: Luxottica Group S.p.A**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 21, 2016**
> **File No. 001-10421**

Dear Mr. Del Vecchio:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Comparison of the Fiscal Year Ended December 31, 2015 to the Fiscal Year Ended December 31, 2014

Net Income, page 51

1.   In future filings, when you present adjusted tax rates, please revise your presentation of these non-IFRS measures to also provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K or to clearly explain how they were calculated.

2.   We note from page 52 that you present the adjustments to arrive at adjusted net income attributable to Luxottica Group stockholders on a net of tax basis. This presentation is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your future filings.

Note 5. Segment Information, page F-36

3.   We note from your disclosure on page F-46 that in light of the organizational changes that occurred in the retail business during the year, management identified four new cash-generating units ("CGUs"). Please respond to the following:

- Explain to us how you determined the new CGUs and how each CGU relates to your operating segments.
- Describe to us the discrete financial information available for each CGU.
- Explain how the organizational changes in the retail business impacted the identification of your two operating segments.
- Tell us how you determined the chief operating decision maker ("CODM").
- Describe to us the information regularly provided to the CODM and tell us how frequently it is prepared.
- Tell us how you considered the guidance in IFRS 8.8 in identifying your operating segments.

4.   We note that as a result of management changes in January 2016, your Executive Chairman is now the CODM and is assisted in his role by the CEO for Product and Operations. Please describe to us the nature of the assistance that your CEO for Product and Operations provides to your CODM and explain to us how this impacted your determination that your Executive Chairman is your CODM under IFRS 8.7. Also describe any information regularly provided to your CEO for Product and Operations and tell us how frequently it is prepared.

5.   Please provide us with an organizational chart of your management structure showing all direct reports of your CODM and clearly showing the levels of management from your CODM through the managers of each of your cash-generating units.

Note 7. Accounts Receivable, page F-40

6.   We note from page F-41 that the amount of Wholesale receivables classified as GOOD and not included in the allowance for doubtful accounts although greater than 30 days overdue increased €17.9 million, or 56 percent, from fiscal 2014 while we note only a minimal increase in the related allowance. Please explain to us the underlying causes of the increase in these overdue receivables and tell us how you considered these factors in concluding on the adequacy of the related allowance. Tell us whether you assess these Wholesale receivables for a general risk of non-collection.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery